Exhibit 1.01 to Form SD

Facebook, Inc.
Conflict Minerals Report
For The Reporting Period January 1 to December 31, 2017

This Conflict Minerals Report (“CMR”) has been prepared by Facebook, Inc. for the reporting period January 1 to December 31, 2017 to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.
Throughout this CMR, we use “Facebook,” “we,” "us" and “our” to refer to Facebook, Inc. and its subsidiaries, and we use “Oculus” to refer to Oculus VR, LLC, a wholly owned subsidiary of Facebook. Terms in this CMR that are defined in the Final Rules shall have the meanings set forth in Section 1, Item 1.01(d) of Form SD.
To comply with the Final Rules, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) and due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of products that we contracted to manufacture to assess whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups in any of these countries.
Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free,” “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free,’” and therefore make no conclusion in this regard in the report presented herein. Consistent with such SEC guidance and such SEC order, because we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.	Product Overview
The Oculus virtual reality technology and content platform powers products that allow people to enter a completely immersive and interactive environment to train, learn, play games, consume content, and connect with others. The products that are in scope for this CMR are our Oculus virtual reality hardware products: the Rift headset, the Touch controllers, and the Rift earphones. Oculus outsourced the manufacturing of these hardware products to third-party contract manufacturers during 2017. For purposes of this CMR, references to the “Oculus products” refer to the Rift headset, the Touch controllers, and the Rift earphones hardware products, and references to the “Oculus suppliers" refer to the third-party contract manufacturers we used during 2017.

II.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
Based upon a review of the Oculus products and our RCOI, we have determined that:

•	the Oculus products contain conflict minerals that are necessary to their production or functionality (“necessary conflict minerals”); and

•	for 2017, we know or have reason to believe that the Oculus suppliers sourced conflict minerals from one or more of the Covered Countries.
We are therefore required by the Final Rules to file with the SEC a Form SD and a CMR as an exhibit thereto.

III.	Design of Due Diligence Measures
Facebook designed its due diligence with respect to the source and chain of custody of the necessary conflict minerals contained in the Oculus products to conform with a nationally or internationally recognized due diligence framework, i.e., the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

OECD Guidance Step #1: Establish Strong Company Management Systems

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We maintain a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) our support for sourcing conflict-free materials from the Covered Countries in accordance with the OECD Guidance and the OECD Guidance’s model supply chain policy, and (ii) our expectations of the Oculus suppliers in support of our compliance activities. The Conflict Minerals Policy is approved by the Audit Committee of Facebook’s Board of Directors (the “Audit Committee”) and is publicly available at www.oculus.com/legal/conflict-minerals.

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The implementation of our RCOI, the conducting of due diligence on the source and chain of custody of necessary conflict minerals in the Oculus products, and the drafting of the SEC filings required by the Final Rules are managed by a cross-functional conflict minerals working group that includes representatives from Facebook’s sustainability, finance and legal departments, and Oculus’s supply chain and legal departments (the “Conflict Minerals Working Group”). The Conflict Minerals Working Group presents the SEC filings required by the Final Rules, including this CMR, to the Audit Committee for review prior to filing.

•	We maintain records of material conflict minerals-related documentation electronically for a period of five (5) years from the date of creation.

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Oculus suppliers are provided with a copy of the Conflict Minerals Policy, and agree to a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) that (i) requires compliance with applicable conflict minerals legislation and the Code of Conduct of the Responsible Business Alliance (the “RBA Code of Conduct”) (formerly the Electronics Industry Citizenship Coalition or “EICC”), (ii) requires submission of information through the Conflict Minerals Reporting Template (the “CMRT”), which is published by the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative or "CFSI”), and (iii) requires cooperation with Facebook to enable us to meet our obligations under the Final Rules.

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Interested parties can report concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area, or conduct, actions, policies or practices that violate either the Conflict Minerals Policy or the RBA Code of Conduct in a manner consistent with our Whistleblower and Complaint Policy. Any such reported concerns are to be reviewed by the responsible individuals within the Conflict Minerals Working Group, as appropriate, and escalated, if necessary, consistent with the Whistleblower and Complaint Policy.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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We require that Oculus suppliers provide certain conflict minerals sourcing information by completing the relevant portions of the CMRT. The CMRT is designed to provide us with sufficient information regarding the Oculus suppliers’ practices with respect to the sourcing of conflict minerals to enable us to comply with our requirements under the Final Rules.

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Responsible individuals within the Conflict Minerals Working Group manage the collection of information reported on the CMRT by the Oculus suppliers, coordinate follow-up communications with them as needed, and evaluate information collected as well as additional information that may be available from other sources for potential red flags and other risks.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If an Oculus supplier reports that it sources conflict minerals from a smelter or refiner that is not yet active or conformant we will request that the Oculus supplier encourage any reported smelters and refiners that are not yet active or conformant to agree to participate in the Responsible Minerals Assurance Process (“RMAP”).

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, we determine that there is a reasonable risk that an Oculus supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, we will design and implement a strategy to engage with that supplier.

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Components of the engagement strategy could range from actively reviewing and discussing the Conflict Minerals Policy with the Oculus supplier and providing awareness training on responsible supply chain sourcing, to enforcing provisions in the Conflict Minerals Contractual Provision, to requiring the Oculus supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement from the Oculus supplier.

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Potential red flags or other identified risks, and actions taken in response to an identified risk, are to be reported to the Conflict Minerals Working Group and, if deemed appropriate, subsequently reported to the Audit Committee.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

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We support the programs and initiatives of RMI (member ID FCEB) and other third-party organizations to conduct audits of smelters and refiners. Given that we do not have a direct relationship with the smelters and refiners that process the necessary conflict minerals that are present in the Oculus products, we rely on RMI and other third-party organizations to conduct audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

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We report on supply chain due diligence through our annual Form SD and CMR filings pursuant to the Final Rules. Our filings are available on our website at https://investor.fb.com under “Additional Links.”

IV.	Due Diligence Measures Performed by Facebook
With respect to the 2017 calendar year reporting period, Facebook performed the following due diligence measures:

•	Collected information through the CMRT from the Oculus suppliers on the smelters and refiners of conflict minerals that were reported to be in the Oculus supply chain during 2017;

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Compared the reported smelters and refiners to the list of smelters and refiners found by RMI to be conformant (or actively pursuing conformity) with the RMAP standards or a cross-recognized certification program;

•	Reviewed available information from certain additional resources on the sourcing and due diligence practices of the reported smelters and refiners;

•	Reported the Conflict Minerals Working Group’s findings and conclusions on due diligence to the Audit Committee;

•	Supported the RMI’s programs and initiatives, such as the RMAP, and attended RMI working group meetings and the RMI annual conference.

V.	Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
Facebook’s efforts to determine the mine or location of origin with greatest possible specificity consisted of the due diligence measures described in this CMR. We do not have a direct relationship with any of the reported smelters and refiners and relied upon third-party organizations such as RMI to review upstream information including the mine or location of origin of necessary conflict minerals.
Specific efforts with respect to the 2017 calendar year reporting period included:

•	Collecting information through the CMRT from the Oculus suppliers on the smelters and refiners of conflict minerals that such suppliers reported to be in the Oculus supply chain during 2017;

•	Reviewing information on reported smelters and refiners as available through our membership in RMI and from other third-party organizations.

VI.	Smelters and Refiners Identified
Based on our comparison of the smelters and refiners that the Oculus suppliers reported to us against RMI's Smelter Database, we identified 192 smelters and refiners reported by our supply chain that provide necessary conflict minerals. We reasonably believe that of these 192 smelters and refiners, 96 smelters and refiners either did not source conflict minerals that originated from a Covered Country or sourced exclusively from recycled or scrap sources. The remaining 96 smelters and refiners either did source or may have sourced conflict minerals that originated from a Covered Country. Of the 192 smelters and refiners reported by the Oculus suppliers, all are conformant with the RMAP's assessment protocols or certified or accredited by a cross-recognized certification program such as the Responsible Jewellery Council's Chain-of-Custody Certification program or the London Bullion Market Association’s Responsible Gold Guidance Programme; however, although we are not aware that any of the Oculus products contain conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries, due to our downstream position in the supply chain and our reliance on third-party organizations to assess upstream information, we cannot make such a determination. Attached as Addendum A to this CMR is a list of the countries of origin of the necessary conflict minerals in our supply chain determined by comparing data that the Oculus suppliers reported to us against information available to us through our membership in RMI and other third-party organizations.
Smelter and refiner information regarding conformance with the RMAP's assessment protocols reported in the preceding paragraph is based on RMI information updated through March 14, 2018.
FORWARD LOOKING STATEMENTS
Certain statements herein are forward-looking in nature and are based on Facebook’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Facebook’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.
DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third-party materials or references to websites are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Based on information available from RMI and other third-party organizations as of March 16, 2018, we believe that the countries of origin of the necessary conflict minerals in our supply chain may include the following: Argentina, Australia, Austria, Benin, Bolivia (Plurinational State of), Brazil, Burkina Faso, Burundi, Cambodia, Canada, Chile, China, Colombia, Congo (Democratic Republic of the), Ecuador, Eritrea, Ethiopia, France, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Kazakhstan, Laos, Madagascar, Malaysia, Mali, Mexico, Mongolia, Mozambique, Myanmar, Namibia, Nicaragua, Nigeria, Panama, Peru, Portugal, Russian Federation, Rwanda, Senegal, Sierra Leone, South Africa, Spain, Thailand, Togo, Uganda, United Kingdom of Great Britain and Northern Ireland, United States of America, Uzbekistan, Viet Nam, and Zimbabwe.